China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

VIA EDGAR
H. Roger Schwall, Assistant Director
Angie Kim
Laura Nicholson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 5, 2013

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2012 (“2012 Form 20-F”)
Filed April 11, 2013 (File No. 001-15138) and Amendment No. 1 to 2012 Form 20-F Filed September 26, 2013 (“Amendment No. 1 to 2012 Form 20-F”) (File No. 001-15138)

Dear Messrs. Schwall, Kim and Nicholson:

We refer to your letter dated October 21, 2013 regarding one comment on 2012 Form 20-F and Amendment No. 1 to 2012 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 11, 2013 and September 26, 2013, respectively, file number for each of which is 001-15138.  Set forth below are our responses to your comment.  For your convenience, we have also restated your comments below in bold.

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Form 20-F

1.
We note that you have filed with your amendment the non-compete agreement with China Petrochemical Corporation. We also note your disclosure at page 63 in your annual report on Form 20-F filed on April 11, 2013 that pursuant to the agreement, China Petrochemical Corporation has agreed to grant you an option to purchase its operations that compete or could compete with your businesses. However, we also note that pursuant to the terms of the agreement as filed with your amendment, it appears that this option has expired in part. Please advise.

The Company respectfully advises you that, while your interpretation of the Company’s non-compete agreement with its controlling shareholder Sinopec Group Company dated July 3, 2000 (the “Non-Compete Agreement”) with respect to the Company’s purchase option is correct, because of the Company’s exercise of its purchase option from time to time since the date of original agreement, and certain additional undertakings given by Sinopec Group Company which supplemented the Non-Compete Agreement, the Company believes that the referenced disclosure in the

Company’s 2012 Form 20-F remains as a fair and accurate summary of the Non-Compete Agreement. In this regard, the Company would like to provide the following clarifications:

•
Pursuant to the Non-Compete Agreement, the Company was granted an option by Sinopec Group Company to purchase Sinopec Group Company’s Existing Business or Future Business that compete or could compete with the Company’s businesses. By definition, the Existing Business refers to certain assets, equity or business of Sinopec Group Company prescribed under the Non-Compete Agreement as of the date of the agreement, and the Future Business refers to certain new business, projects, product or technology developed or invested directly or indirectly by Sinopec Group Company beyond the restrictions provided by the Non-Compete Agreement. The term of the option varies based on the types of businesses in context: for Existing Business, the option expires at the end of five years from the date of the Non-Compete Agreement except that the option lasts indefinitely if it is with respect to Sinopec Star Petroleum Co., Ltd.; for Future Business, the option expires at the end of five years after the development or investment by Sinopec Group Company into the business.

•
With respect to the Existing Business, the Company had exercised the option and acquired most of those assets in the category of Existing Business that the Company wished to acquire. These acquisitions were timely disclosed to the public in the Company’s periodic reports as they occurred. The Company has also made appropriate disclosure of these acquisitions in sections such as “Item 3. Key Information – Selected Financial Data” and “Item 4. Information on the Company – History and Development of the Company” in past Form 20-Fs.  For certain remaining assets in the category of the Existing Business that remained to be interested by the Company, as discussed below, Sinopec Group Company entered into the Undertaking and extended the time limit of the option with respect to these business.

•
With respect to the competing assets in the category of Future Business, the Company would analyze these businesses as the opportunities arise and, if it decided to exercise its purchase option, it would generally make the acquisition within the term of its option period. As discussed below, even if the Company fails to exercise its option within the prescribed time period, the time limits of the option were relaxed or lifted pursuant to the Undertaking with respect to certain assets in the category of Future Business that the Company is interested in.

•
As disclosed in the 2012 Form 20-F and filed with the Amendment 1 to the 2012 Form 20-F, Sinopec Group Company granted the Company an undertaking (the “Undertaking”) to extend/remove the time limits with respect to certain remaining Existing Business and Future Business that is subject to the option under the Non-Compete Agreement and to further minimize the competition between Sinopec Group Company and the Company. According to the Undertaking, (a) the Company shall be the sole platform of its ultimate integration among the businesses such as exploration and production of oil and gas, oil refining, chemicals and sale of petroleum products; (b) Sinopec Group

Company shall dispose its minor remaining chemicals business within five years in order to avoid the competition with the Company with regard to the chemicals business; and (c) for the overseas oil and gas assets of Sinopec Group Company, after comprehensive analysis from political and economic perspectives, the Company may propose to acquire those assets. Sinopec Group Company undertakes to transfer such assets to the Company in compliance with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the transfer.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +86 10 59960028 if you have any questions.   Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Secretary to the Board of Directors